Exhibit 99.1

FDA Favorably Concludes HB4® Wheat Food and Feed Safety Evaluation

ROSARIO, Argentina – June 27, 2022 – Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today that the U.S. Food and Drug Administration (FDA) has concluded its evaluation of the Company´s proprietary drought-tolerant HB4® Wheat.

Upon review of all the safety and regulatory information submitted, the FDA has concluded that it has no further questions regarding the safety of HB4® Wheat, and that it does not raise issues that would require premarket review or approval by FDA. The conclusion of this voluntary consultation program is a key step towards commercial enablement in the United States, which is awaiting approval from the U.S. Department of Agriculture (USDA).

The United States is the fifth largest wheat producer, with an average of 15 million hectares planted every year, and the third largest exporter, holding a key position in the global wheat trade. The FDA´s conclusion follows recent approvals by Brazil, Colombia, Australia, and New Zealand for use in food and feed. HB4® Wheat is commercially authorized for production and consumption in Argentina, where five varieties have been cleared for registration in the current crop season.

HB4® drought-tolerance technology has been shown to increase wheat yields by an average of 20% in water-limited conditions, a key adaptation that favors double-cropping systems, where water management is increasingly critical. Under no-till practices, HB4® Soy-Wheat rotations result in an estimated 1,650 kg of carbon fixed into the soil per hectare per year, compared to positive emissions from conventional soy monoculture.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations Contact
Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us
www.mzgroup.us

Bioceres Crop Solutions

Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com